<u>Exhibit A</u>


5-Year Dividend-Adjusted Share Price Appreciation of MSCI and Peers1
350%
300%
250%
200%
150%
100%
50%
0%
-50%
Dec-2009
Dec-2010
Dec-2011
Dec-2012
Dec-2013
Dec-2014
MCO
LSE
FICO
MHFI
EFX
SEIC
FDS
VRSK
IHS
ICE
MSCI USA Index (Index Value)
DNB
MSCI
MORN

(1) "Peers" includes all peers from March 2014 MSCI Proxy + LSE (FTSE) & MHFI (S&P)

Source: All data downloaded from CapitalIQ on 12/31/2014